UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Bankrate, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

65-0423422

(CUSIP Number)

Robert J. DeFranco

Bankrate, Inc.

11811 U.S. Highway One, Suite 101

North Palm Beach, FL 33408

(561) 630-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 06646V 10 8	Page 2 of 6 Pages

1.	Name of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Peter C. Morse

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,097,625 8. Shared Voting Power 0 9. Sole Dispositive Power 5,097,625 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,097,625

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 33.7%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $.01 per share (“Common Stock”), of Bankrate, Inc., a Florida corporation (the “Company”). The address of the principal executive offices of the Company is 11811 U.S. Highway One, Suite 101, North Palm Beach, Florida 33408.

Item 2. Identity and Background

This Statement is being filed by Peter C. Morse. Mr. Morse is a United States citizen whose business address is 100 Four Falls Corporate Center, Suite 205, West Conshohocken, Pennsylvania 19428. Mr. Morse currently serves as Chairman of the Board of Directors of the Company.

The undersigned has not been convicted of any offense in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or pursuant to which he was found to have violated such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to three separate Stock Purchase Agreements, dated November 14, 2003, by and among Mr. Morse, Federated Kaufmann Fund, a portfolio of Federated Equity Funds, Straus Partners LP and Straus-GEPT Partners LP (collectively, the “Purchasers”) and the Company, Mr. Morse sold a total of 650,000 shares of Common Stock to the Purchasers for a purchase price of $13.00 per share.

On November 24, 2003, Mr. Morse gifted 25,000 shares of Common Stock to Georgetown University and 5,500 shares of Common Stock to Boys and Girls Club of America.

The following tables set forth all of Mr. Morse’s transactions in the Common Stock of the Company since the date of the Company’s initial public offering on March 11, 1999; at which time, Mr. Morse was the beneficial owner of 5,488,800 shares of Common Stock.

Table I: Non-Derivative Securities

	Date	Transaction	Number of Shares	Price Per Share	Source of Funds
1.	8/31/1999	Acquisition	5,000	$6.4375	N/A
2.	8/21/2000	Acquisition	3,100	$1.5625	N/A
3.	8/21/2000	Acquisition	900	$1.6250	N/A
4.	8/21/2000	Acquisition	1,000	$1.6875	N/A
5.	8/22/2000	Acquisition	2,000	$1.6250	N/A
6.	8/22/2000	Acquisition	1,200	$1.6875	N/A

Page 3 of 6 Pages

	Date	Transaction	Number of Shares	Price Per Share	Source of Funds
7.	8/22/2000	Acquisition	5,800	$1.7500	N/A
8.	8/22/2000	Acquisition	1,000	$2.0000	N/A
9.	8/22/2000	Acquisition	1,000	$1.9375	N/A
10.	8/22/2000	Acquisition	500	$1.8750	PF
11.	8/22/2000	Acquisition	500	$1.8125	PF
12.	8/22/2000	Acquisition	2,000	$1.8750	PF
13.	8/23/2000	Acquisition	3,200	$1.7500	PF
14.	2/6/2001	Acquisition	2,500	$0.81	PF
15.	2/6/2001	Acquisition	7,500	$0.88	PF
16.	2/6/2001	Acquisition	10,000	$0.94	PF
17.	2/7/2001	Acquisition	20,000	$1.00	PF
18.	2/8/2001	Acquisition	7,500	$0.97	PF
19.	2/9/2001	Acquisition	2,500	$0.97	PF
20.	2/13/2001	Acquisition	2,500	$0.88	PF
21.	2/13/2001	Acquisition	15,000	$0.91	PF
22.	2/13/2001	Acquisition	2,500	$0.97	PF
23.	2/13/2001	Acquisition	5,000	$1.00	PF
24.	9/7/2001	Acquisition	25,000	$0.69	PF
25.	11/9/2001	Acquisition	20,000	$0.75	PF
26.	11/26/2001	Acquisition	5,000	$0.75	PF
27.	11/27/2001	Acquisition	5,000	$0.75	PF
28.	11/27/2001	Acquisition	10,000	$0.75	PF
29.	5/16/2002	Acquisition	10,000	$1.185	PF
30.	6/6/2002	Acquisition	1,000	$1.280	PF
31.	6/14/2002	Acquisition	3,000	$1.270	PF
32.	8/26/2002	Acquisition	70,125	$1.650	PF
33.	4/1/2003	Gift Disposition	(12,000)	*	N/A
34.	11/14/2003	Disposition	(650,000)	$13.00	N/A
35.	11/24/2003	Gift Disposition	(30,500)	*	N/A

Total:			(441,175)

Table II: Derivative Securities
	Date	Transaction	Number of Shares	Price Per Share	Source of Funds
1.	5/13/1999	Acquisition	20,000	$13.00	PF
2.	10/29/2002	Acquisition	25,000	$2.39	PF
3.	1/2/2003	Acquisition	5,000	$3.90	PF

Total:			50,000

Item 4. Purpose of Transaction

The undersigned holds the shares covered by this Statement for investment. Subject to the availability of additional shares at prices regarded as attractive, alternative investment opportunities, personal factors, economic and market conditions, and other matters deemed by him to be relevant, the undersigned may acquire additional shares, or dispose of shares, at any time and from time to time on the open market, in privately negotiated transactions, through employee benefit programs, or otherwise. Pursuant to the Stock Purchase Agreements described in Item 3, Mr. Morse has agreed not to

Page 4 of 6 Pages

engage in any transaction that may result in the disposition of any shares of the Company’s Common Stock until March 13, 2004 (the Lock-Up”). Notwithstanding the Lock-Up, Mr. Morse is permitted to gift up to 150,000 share of the Company’s Common Stock to non-profit entities while subject to the Lock-Up. On November 24, 2003, Mr. Morse gifted a total of 30,500 shares of Common Stock to two non-profit charities (see Item 3, above).

Except in his capacity as the Company’s Chairman of the Board, in connection with any of the potential transactions described in the preceding paragraphs, and as otherwise described herein, the undersigned does not have any present plans or proposals relating to: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s corporate structure or business; (g) any change in the Company’s certificate of incorporation or by-laws, as amended, or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

The undersigned may be regarded as the beneficial owner of 5,097,625 shares of Common Stock, including 50,000 shares subject to presently exercisable options held by the undersigned (the “Option Shares”), or approximately 33.7% of the aggregate of all shares of Common Stock currently outstanding.

The undersigned has the sole power to vote or direct the voting of 5,097,625 shares, including the Option Shares, and has the sole power to dispose or direct the disposition of 5,097,625 of those shares.

Except for the sale of 650,000 shares of Common Stock on November 14, 2003 and the gift of 30,500 shares of Common Stock on November 24, 2003 (see Item 3, above), the undersigned has not effected any transactions in the Common Stock during the past 60 days.

Page 5 of 6 Pages

Item 6. Contacts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Form of Stock Purchase Agreement representing the stock purchase agreements executed on November 14, 2003, by and among Peter C. Morse, Federated Kaufmann Fund, a portfolio of Federated Equity Funds, Straus Partners LP, Straus-GEPT Partners LP and the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2003

(Date)

/s/ Peter C. Morse

(Signature)

Peter C. Morse

Page 6 of 6 Pages

Exhibit A

STOCK PURCHASE AGREEMENT

November 14, 2003

Peter C. Morse

100 Four Falls Corporate Center

West Conshohocken, PA 19428

Bankrate, Inc.

11811 U.S. Highway One

Suite 101

North Palm Beach, FL 33408

Ladies & Gentlemen:

The undersigned                                               (the “Buyer”), hereby confirms its agreement with you as follows:

1. This Stock Purchase Agreement (the “Agreement”) is made effective as of November 14, 2003 between Peter C. Morse (the “Seller”), the Buyer, and solely for purposes of Sections 5-19 of the Terms and Conditions for Purchase of Shares attached hereto as Annex I, Bankrate, Inc., a Florida corporation (the “Company”).

2. The Seller desires to sell to the Buyer and the Buyer desires to purchase from the Seller                      shares (the “Shares”) of common stock of the Company, $0.01 par value (the “Common Stock”).

3. The Seller and the Buyer agree that the Buyer will purchase the Shares from the Seller for an aggregate purchase price of $             (a purchase price equal to $13.00 per Share). The purchase of the Shares by the Buyer shall be made pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by reference as if fully set forth herein. A certificate representing the Shares purchased by the Buyer will be registered in the Buyer’s name and address as set forth below.

4. The Buyer represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or its affiliates, (b) neither it, nor any group of which it is a member or to which it is related, beneficially owns (including the right to acquire or vote) any securities of the Company and (c) it has no direct or indirect affiliation or association with any NASD member. Exceptions:

(a)

(b)

(c)

(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

“BUYER”

By:

Print Name:

Title:

Address:

email:

Contact name:

Telephone:

Tax ID No.:

Address where Shares should be sent (if different):
Instructions to be supplied separately

AGREED AND ACCEPTED:

Peter C. Morse

Solely for purposes of agreeing to Sections 5-19 of Annex I:

BANKRATE, INC.

By:
Its:

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

ANNEX I

TERMS AND CONDITIONS FOR PURCHASE OF SHARES

1. Authorization and Sale of the Shares. Subject to the terms and conditions of this Agreement, the Seller is offering to the Buyer              shares (the “Shares”) of Common Stock of Bankrate, Inc., a Florida corporation (the “Company”).

2. Agreement to Sell and Purchase the Shares.

2.1. At the Closing (as defined in Section 3.1) and upon the terms and conditions set forth in this Agreement, the Seller will sell to the Buyer and the Buyer will purchase from the Seller the Shares in exchange for the aggregate purchase price of $             (the “Purchase Price”).

2.2. The Seller is entering into this same form of Stock Purchase Agreement with certain other buyers (the “Other Buyers”). (The Buyer and the Other Buyers are hereinafter collectively referred to as the “Buyers,” and this Agreement and the Stock Purchase Agreements executed by the Other Buyers are hereinafter collectively referred to as the “Agreements.”)

3. Delivery of the Shares at Closing.

3.1. The completion of the purchase and sale of the Shares shall occur on November 14, 2003 or on such other date as the Seller and the Buyers shall mutually agree in writing (in either event, the “Closing Date”), at such other place and/or time as the Seller and the Buyers shall mutually agree (the “Closing”). At the Closing or as reasonably practicable thereafter, the Seller shall deliver to the Buyers a stock certificate representing the number of Shares set forth in Section 1 above, registered in the name of the Buyer and upon Buyer’s receipt of Shares, the Buyer shall release the wire transfer of funds in the full amount of the Purchase Price.

3.2. The Seller’s obligation to sell the Shares to the Buyer shall be subject to the following conditions, any one or more of which may be waived by the Seller: (a) receipt by the Seller of a wire transfer of funds in the full amount of the Purchase Price for the Shares being purchased hereunder; and (b) the accuracy of the representations and warranties made by the Buyer and the fulfillment of those undertakings of the Buyer to be fulfilled prior to the Closing.

3.3. The Buyer’s obligation to purchase the Shares shall be subject to the following conditions, any one or more of which may be waived by the Buyer: (a) receipt by the Buyer of a stock certificate representing the number of Shares set forth on the signature page hereto; (b) receipt by                             , counsel to the Buyer (“Buyer’s Counsel”), of (i) an opinion letter, dated as of the Closing Date, from Bodman, Longley & Dahling, LLP, counsel to Seller (“Seller’s Counsel”) to Buyer’s Counsel, (ii) an opinion letter, dated as of the Closing Date, from Seller’s Counsel, to SunTrust Bank the Company’s transfer agent (“Transfer Agent”); and (iii) an opinion letter, dated as of the Closing Date from Gunster, Yoakley & Stewart, P.A., counsel to Company, to the Buyer’s Counsel; such opinions in the form, scope and substance satisfactory to Buyer’s Counsel and in substantially the form attached hereto as Exhibits A, B, and C, respectively; (c) the accuracy of the representations and warranties made by the Seller as of the Closing Date and the fulfillment of those undertakings of the Seller to be fulfilled prior to the Closing; and (d) on the Closing Date, no legal action, suit or proceeding shall be pending or threatened which seeks to restrain or prohibit the transactions contemplated by the Agreement.

4. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Buyer that the statements contained in this Section 4 are true as of the date of this

Agreement and will be true as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4:

4.1. Authorization of Transaction. The Seller has full power and authority, and has sufficient legal capacity, to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly and validly executed and delivered by the Seller, and constitutes the valid and legally binding obligation of the Seller, enforceable against him in accordance with its terms and conditions.

4.2. Consents. The Seller is not required give any notice to, make any filing, application or registration with, or obtain any authorization, consent, order, or approval of, or any waiver from any governmental agency or any other individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other business entity (a “Person”) in order to execute and deliver this Agreement or to consummate the transactions contemplated hereby, except for such notices, filings, applications, registrations, authorizations, consents, orders, approvals and waivers (if any) as have been obtained and except for such filings as the Seller may be required to make under Section 16 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”).

4.3. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which he is bound or to which any of his assets is subject.

4.4. Shares. The Seller holds of record and owns beneficially the Shares, free and clear of any restrictions on transfer (other than restrictions under the Securities Act of 1933, as amended (the “Securities Act”) and state securities laws), taxes, security interests, pledges, liens, encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of any Shares (other than pursuant to this Agreement). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.

4.5. No Reliance. The Seller (a) is a sophisticated investor with respect to the sale of the Shares and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of selling the Shares in accordance with this Agreement, (b) has adequate information concerning the business and financial condition of the Company, the markets within which the Company operates, and the Company’s prospects in those markets, in order to make an informed decision regarding the sale of the Shares, and (c) has independently and without reliance upon Buyer, and based on such information as the Seller has deemed appropriate, made his own analysis and decision to enter into this Agreement. The Seller acknowledges that Buyer has not given him any investment advice or opinion on whether the sale of the Shares is prudent.

4.6. General Solicitations. Neither the Seller nor any agent authorized or working on behalf of the Seller has engaged in any activity in connection with the offer or sale of the Shares which would be deemed a “general solicitation” in violation of Rule 502(c) under the Securities Act.

4.7. No Registration. Assuming the accuracy of the representations and warranties made by, and compliance with the covenants of, the Buyer in Section 6 hereof, no registration of the Shares under the Securities Act is required in connection with the offer and sale of the Shares by the Buyer as contemplated by this Agreement.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Buyer that the statements contained in this Section 5 are true as of the date of this Agreement and will be true as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 5:

5.1. Due Authorization. The Company has all requisite power and authority to execute, deliver and perform its obligations under the Agreement, and the Agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.2. Non-Contravention. The execution and delivery of the Agreement, the fulfillment of the terms of the Agreement and the consummation of the transactions contemplated thereby will not (a) materially conflict with or constitute a material violation of, or material default (with or without the giving of notice or the passage of time or both) under, (i) any material bond, debenture, note or other evidence of indebtedness, or under any material lease, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company is a party or by which it or its properties are bound, (ii) the charter, by-laws or other organizational documents of the Company or any of its subsidiaries, or (iii) any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company, any of its subsidiaries or their respective properties, or (b) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Company or any of its subsidiaries or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any material bond, debenture, note or any other evidence of indebtedness or any material indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject. To the Company’s knowledge, no consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, self-regulatory organization, stock exchange or market, or other governmental body in the United States is required for the execution and delivery of the Agreement, other than such as have been made or obtained, and except for any securities filings required to be made under federal or state securities laws or the rules of the Nasdaq Stock Market.

5.3. Reporting Status. The Company has filed in a timely manner all documents that the Company was required to file under the Exchange Act during the 12 months preceding the date of this Agreement. To the Company’s knowledge, the following documents complied in all material respects with the SEC’s requirements as of their respective filing dates, and the information contained therein as of the date thereof did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under where they were made not misleading, except to the extent that information contained in any such document has been revised or superseded by a later filed SEC Document (as defined below):

(i) The Company’s Proxy Statement for the 2003 Annual Meeting of Stockholders (the “Proxy Statement”);

(ii) The Company’s Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Form 10-K, including the exhibits thereto (the “Form 10-K”); and

(iii) all other documents, including the exhibits thereto, filed by the Company with the SEC since December 31, 2002 pursuant to the reporting requirements of the Exchange Act (together with the Proxy Statement and the Form 10-K, the “SEC Documents”).

To the Company’s knowledge, the SEC Documents as of the date of their respective filings with the SEC, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.4. Capitalization. The current capitalization of the Company is set forth in the SEC Documents. Other than as disclosed in the SEC Documents, no other shares or options, warrants or other rights to acquire shares of capital stock of the Company or securities convertible into capital stock of the Company are outstanding. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable, free from any liens or any other encumbrances created by the Company with respect to the issuance and delivery thereof and not subject to preemptive rights. Other than as disclosed in the SEC Documents, except as set forth above, there are no outstanding rights, options, warrants, preemptive rights, rights of first refusal agreements, commitments or similar rights for the purchase or acquisition from the Company or any of its Subsidiaries (the “Subsidiaries”) of any securities of the Company or any of its Subsidiaries. Except as set forth in the SEC Documents, no holder of any of the securities of the Company has any rights (“demand,” “piggyback” or otherwise) to have such securities registered by reason of the intention to file, filing or effectiveness of a Registration Statement (as defined in Section 8.1 hereof).

5.5. Legal Proceeding. There is no material legal or governmental proceeding pending or, to the knowledge of the Company or any of its Subsidiaries, threatened to which the Company or any of its Subsidiaries or any of their respective officers or directors in their capacity as such officer or director is or may be a party or of which the business or property of the Company or any of its Subsidiaries is subject that is not disclosed in the SEC Documents. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body (including, without limitation, the SEC) pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company wherein an unfavorable decision, ruling or finding could adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under this Agreement.

5.6. No Violations. Neither the Company nor any of its Subsidiaries is in violation of its charter, bylaws, or other organizational document, or in violation of any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or any of its Subsidiaries, which violation, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, operations, assets or prospects or financial condition of the Company and its Subsidiaries taken as a whole, or in default (and there exists no condition which, with or without the passage of time or giving of notice or both, would constitute a default) in any material respect in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or by which the properties of the Company are bound, which would be reasonably likely to have a material adverse effect upon the business, operations, assets or prospects or financial condition of the Company and its Subsidiaries taken as a whole.

5.7. Intellectual Property. The Company and its Subsidiaries own or possess sufficient rights to use all patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets, trade names and know-how (collectively, “Intellectual Property”) that are necessary for the conduct of their respective businesses as now conducted except where the failure to currently own or possess would not have a material adverse effect on the financial condition or business of the Company and its Subsidiaries taken as a whole. Except as set forth in the SEC Documents, (i) neither the Company nor any of its Subsidiaries has received any notice in writing of, or has any knowledge of, any infringement of asserted rights of a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a material adverse effect on the financial condition or business, operations, assets or prospects of the Company and its Subsidiaries taken as a whole and (ii) neither the Company nor any of its Subsidiaries has received any notice in writing of any infringement rights by a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a material adverse effect upon the business, operations, assets or prospects or financial condition of the Company and its Subsidiaries taken as whole.

5.8. Financial Statements. The consolidated financial statements of the Company and its Subsidiaries and the related notes thereto included in the SEC Documents present fairly, in accordance with the rules and regulations of the SEC, the financial position of the Company as of the dates indicated, and the results of its operations and cash flows for the periods therein specified. Except as set forth in such financial statements, such financial statements (including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, subject, in the case of unaudited statements, to normal year-end adjustments.

5.9. No Material Adverse Change. Except as publicly disclosed in the SEC Documents, press releases or in other “public disclosures” as such term is defined in Section 101(e) of Regulation FD of the Exchange Act, since September 30, 2003 there has not been (i) any material adverse change in the financial condition, earnings or prospects of the Company or any of its Subsidiaries nor has any material adverse event occurred to the Company or any of its Subsidiaries, (ii) any obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole, incurred by the Company or any of its Subsidiaries, except obligations incurred in the ordinary course of business, (iii) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company, or (iv) any loss or damage (whether or not insured) to the physical property of the Company or any of its Subsidiaries which has been sustained which has a material adverse effect on the condition (financial or otherwise), earnings, operations, business or business prospects of the Company and its Subsidiaries taken as a whole. Except as publicly disclosed in the SEC Documents, press releases or in other “public disclosures” as such term is defined in Section 101(e) of Regulation FD of the Exchange Act, since September 30, 2003, neither the Company nor any of its Subsidiaries has (i) sold, assigned, transferred, abandoned, mortgaged, pledged or subjected to lien any of its material properties, tangible or intangible, or rights under any material contract, permit, license, franchise or other agreement or (ii) waived or cancelled any indebtedness or other obligations owed to the Company or any of its Subsidiaries.

5.10. Nasdaq Listing. The Company’s Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act and is listed on The Nasdaq Stock Market, Inc.

National Market (the “Nasdaq National Market”), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or de-listing the Common Stock from the Nasdaq National Market, nor to the Company’s knowledge is the National Association of Securities Dealers, Inc. (“NASD”) currently contemplating terminating such listing. The Company and the Common Stock meet the criteria for continued listing and trading on the Nasdaq National Market.

5.11. No Manipulation of Stock. The Company has not taken any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

5.12. S-3 Status. The Company meets the requirements for the use of Form S-3 for the registration of the resale of the Shares by the Buyer and will make good faith efforts to maintain S-3 status with the Securities and Exchange Commission (“SEC”) during the Registration Period (as defined in Section 8.1(c)).

5.13. Insurance. The Company and each of its Subsidiaries maintains insurance against loss or damage by fire or other casualty and such other insurance, including, but not limited to, product liability insurance, in such amounts and covering such risks as is reasonably adequate consistent with industry practice for the conduct of their respective businesses and the value of their respective properties.

5.14. Tax Matters. The Company and each of its Subsidiaries has filed all material federal, state, local and foreign income and franchise and other tax returns required to be filed by any jurisdiction to which it is subject and has paid all taxes due in accordance therewith, and no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had (nor does the Company or any of its Subsidiaries have any knowledge of any tax deficiency which, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have) a material adverse effect on the financial condition or results of operations of the Company and its Subsidiaries taken as a whole.

6. Representations, Warranties and Covenants of the Buyer. The Buyer represents and warrants to, and covenants with, the Seller and the Company that the statements contained in this Section 6 are true as of the date of this Agreement and will be true as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 6:

6.1. The Buyer (a) is an “accredited investor” as defined in Regulation D under the Securities Act and the Buyer has the knowledge, sophistication and experience necessary to make, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Shares; (b) is acquiring the number of Shares set forth on the signature page hereto for its own account for investment only and with no present intention of distributing any of such Shares in violation of the Securities Act nor does the Buyer have any arrangement or understanding with any other persons regarding the distribution of such Shares; (c) will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the Securities Act, applicable state securities laws and the respective rules and regulations promulgated thereunder; (d) has filled in all requested information on the signature page hereto for use in preparation of the Registration Statement (as defined in Section 8.1(a)) and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date; (e) will notify the Company promptly of any change in any of such information until such time as the Buyer has sold all of its Shares or until the Company is no longer required to keep the Registration Statement effective; and (f) has, in connection with its decision to purchase the Shares, relied only upon publicly available information and the representations and warranties of the Seller and the Company contained herein. The Buyer understands that its acquisition of the Shares has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of the Buyer’s investment intent as expressed herein.

6.2. The Buyer hereby covenants with the Company and the Seller not to make any sale of the Shares without complying with the provisions of this Agreement, including Section 8.2 hereof and, without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied, if applicable, and the Buyer acknowledges that the certificates evidencing the Shares will be imprinted with a legend that prohibits their transfer except in accordance therewith. The Buyer acknowledges that there may occasionally be times when the Company, based on the advice of its counsel, determines that, subject to the limitations of Section 8.2, it must suspend the use of the Prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the SEC or until the Company has amended or supplemented such Prospectus.

6.3. The Buyer further represents and warrants to, and covenants with, the Seller and the Company that (a) the Buyer has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement and (b) this Agreement constitutes a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification and contribution agreements of the Buyer herein may be legally unenforceable.

6.4. The Buyer is not required give any notice to, make any filing, application or registration with, or obtain any authorization, consent, order, or approval of, or any waiver from any person or entity in order to execute and deliver this Agreement or to consummate the transactions contemplated hereby, except for such notices, filings, applications, registrations, authorizations, consents, orders, approvals and waivers (if any) as have been obtained and except that for such filings as the Buyer may be required to make under Sections 13(d) and 16 of the Securities Exchange Act.

6.5. The Buyer will not, prior to the effectiveness of the Registration Statement, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to (collectively, a “Disposition”), the Common Stock of the Company in violation of the Securities Act, nor will Buyer engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Common Stock of the Company by the Buyer or any other person or entity in violation of the Securities Act. Such prohibited hedging or other transactions would include without limitation effecting any short sale or having in effect any short position (whether or not such sale or position is against the box and regardless of when such position was entered into) or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to the Common Stock of the Company or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock of the Company.

6.6. The Buyer understands that nothing in this Agreement or any other materials presented to the Buyer in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Buyer has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

6.7. The Buyer represents and warrants that neither it, nor any of its affiliates (or any other third party acting on the instructions of the Buyer or its affiliates), have entered into any Short Sales (as hereinafter defined) or otherwise traded in the Common Stock or acted in a manner that could reasonably be expected to result in downward price pressure on the Common Stock following the receipt of any information or documents related to the sale of the Shares contemplated herein. For purposes of this Section 6.7, a “Short Sale” by the Buyer shall mean a sale of Common Stock by the Buyer that is marked as a short sale and that is made at a time when there is no equivalent offsetting long position in Common Stock held by the Buyer.

6.8. The Buyer acknowledges that (a) the Seller currently may have, or later may come into possession of, information with respect to the Shares or the Company that is not known to the Buyer and that may be material to a decision to buy the Shares (“Buyer Excluded Information”), (b) the Buyer has determined to buy the Shares notwithstanding its lack of knowledge of the Buyer Excluded Information, and (c) the Seller shall have no liability to the Buyer, and the Buyer hereby waives and releases any rights or claims that it might have against the Seller and waives and releases any duties that the Seller may owe to the Buyer, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Buyer Excluded Information in connection with the transactions contemplated hereby. The Buyer agrees to bear all risk of a decrease in the value or market price of the Shares after the date hereof and the loss of an economic opportunity by reason of being bound to this Agreement, regardless of the reason for such decrease (including, without limitation, those resulting from the Buyer Excluded Information or the actions of the Seller).

7. Survival of Representations, Warranties and Agreements. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Seller, the Company and the Buyer herein shall survive the execution of this Agreement, the delivery to the Buyer of the Shares being purchased and the payment therefor.

8. Registration of the Shares; Compliance with the Securities Act.

8.1. Registration Procedures and Expenses. The Company shall:

(a) subject to receipt of necessary information from the Buyers, use commercially reasonable efforts to prepare and file with the SEC, as soon as reasonably practicable but in any event within 30 days after the Closing Date, a registration statement (the “Registration Statement”) on Form S-3 or such other registration statement to enable the resale of the Shares, which for purposes of Section 8, shall include the Penalty Shares (as defined below) by the Buyers on a delayed or continuous basis under Rule 415 of the Securities Act;

(b) use commercially reasonable efforts, subject to receipt of necessary information from the Buyers, to cause the Registration Statement to become effective as soon as reasonably practicable but in any event within 120 days after the Closing Date (with respect to this Section 8.1(b), the term “commercially reasonable efforts” shall mean that the Company shall submit to the SEC, within two business days after the Company learns that no review of the Registration Statement will be made by the staff of the SEC or that the staff has no further comments on the Registration Statement, as the case may be, a request for acceleration of effectiveness of the Registration Statement to a time and date not later than 48 hours after the submission of such request);

(c) use commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith (the “Prospectus”) and take all such other actions as may be necessary to keep the Registration Statement current and effective for a period (the “Registration Period”) not exceeding the earlier of (i) the second anniversary of the Closing Date, (ii) the date on which the Buyer may sell all Shares then held by the Buyer without restriction by the volume limitations of Rule 144(e) of the Securities Act, and (iii) such time as the Shares held by the Buyer have been sold;

(d) promptly furnish to the Buyer with respect to the Shares registered under the Registration Statement such number of copies of the Registration Statement and Prospectuses in conformity with the requirements of the Securities Act and such other documents as the Buyer may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Shares by the Buyer;

(e) promptly take such action as may be necessary to qualify, or obtain, an exemption for the Shares under such of the state securities laws of United States jurisdictions as shall be necessary to qualify, or obtain an exemption for, the sale of the Shares in states specified in writing by the Buyer at least 15 days prior to the offering by Buyer of any Shares in such states; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(f) advise the Buyer, within two business days by e-mail, fax or other type of communication, and, if requested by the Buyer, confirm such advice in writing: (i) after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose, or any other order issued by any state securities commission or other regulatory authority suspending the qualification or exemption from qualification of such Shares under state securities or “blue sky” laws; and it will promptly use its best efforts to prevent the issuance of any stop order or other order or to obtain its withdrawal at the earliest possible moment if such stop order or other order should be issued; and (ii) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective;

(g) otherwise use commercially reasonable efforts to comply in all material respects with all applicable rules and regulations of the SEC;

(h) use commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby; and

(i) The Company further agrees that, subject to the Company’s right to cause a Suspension under Section 8.2 of this Agreement, in the event that the Registration Statement has not been declared effective by the SEC (i) in the event of a “no review” of the Registration Statement by the SEC, within 60 days after the Closing Date, or (ii) in the event the Registration Statement is reviewed by the SEC, within 90 days after the

Closing Date, unless in either case the failure to become effective is due to the fault of one or more Buyers (each such event referred to in clauses (i) and (ii), a (“Registration Default”), then for each 30-day period during which the Registration Default remains uncured (each such 30-day period constituting a “Penalty Period”), the Company shall issue shares to the Buyer equal to 1% of the Shares purchased by the Buyer at the Closing (the “Penalty Shares”). Notwithstanding the foregoing, the total number of Penalty Shares to be issued by the Registrant to the Buyer shall not exceed an amount greater than 24% of the number of Shares purchased by the Buyer at the Closing (adjusted appropriately for stock splits, stock dividends, recapitalization and the like with respect to the Common Stock).

To the extent that the Company has insufficient authorized but unissued shares available to pay such penalties, or such issuance would result in the Company being required under Nasdaq rules or other applicable rules to obtain the approval of the Company’s stockholders, then the Company shall pay to the Buyer cash in lieu of shares, at a per share rate equal to the average closing price of the Common Stock for the ten (10) business days prior to the end of the Penalty Period. The Company shall deliver said shares or cash payment to the Buyer by the fifth business day after the end of each such Penalty Period. Notwithstanding anything to the contrary in Section 8.3 or any other provision of this Agreement, the issuance of the Shares or cash as provided in this Section 8.1(i) shall be the Buyer’s sole and exclusive remedy in the event of any Registration Default; provided, however, that if the foregoing remedy is deemed unenforceable by a court of competent jurisdiction then the Buyer shall have all other remedies available at law or in equity.

(j) Prior to the Registration Statement being declared effective by the SEC and for a period of ninety (90) days thereafter, the Company shall not file any other registration statements with respect to any of its securities.

8.2. Transfer of Shares; Suspension.

(a) The Buyer agrees that it will not effect any Disposition of the Shares or its right to purchase the Shares that would constitute a sale within the meaning of the Securities Act except as contemplated in the Registration Statement referred to in Section 8.1 and as described below or otherwise in accordance with the Securities Act, and that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Buyer.

(b) Except in the event that paragraph (c) below applies, the Company shall, at all times during the Registration Period, promptly (i) prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide the Buyer copies of any documents filed pursuant to Section 8.2(b)(i); and (iii) inform each Buyer that the Company has complied with its obligations in Section 8.2(b)(i) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify the Buyer to that effect, will use its commercially reasonable efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify the Buyer pursuant to Section 8.2(b)(i) hereof when the amendment has become effective).

(c) Subject to paragraph (d) below, in the event (i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) either before or after effectiveness of the Registration Statement, of any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; then the Company shall deliver a notice in writing to the Buyer (the “Suspension Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, the Buyer will refrain from selling any Shares pursuant to the Registration Statement (a “Suspension”) until the Buyer’s receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. In the event of any Suspension, the Company will use its commercially reasonable efforts, consistent with the best interests of the Company and its stockholders, to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable after the delivery of a Suspension Notice to the Buyer. In addition to and without limiting any other remedies (including, without limitation of law or in equity) available to the Buyer, the Buyer shall be entitled to specific performance in the event the Company fails to comply with the provisions of this Section 8.2(c).

(d) Notwithstanding the foregoing paragraphs of this Section 8.2, the Buyer shall not be prohibited from selling Shares under the Registration Statement as a result of Suspensions on more than two occasions (for two separate suspension events) of not more than 45 days each in any twelve month period. If the Buyer is prohibited from selling the Shares under the Registration Statement as a result of Suspensions on more than two occasions in any twelve-month period or for more than 45 days on any one occasion, it shall be deemed a Registration Default, and the Company shall issue Penalty Shares or cash, as the case may be, in accordance with the provisions of Section 8.1(i) based on the aggregate purchase price of the Shares that have not been previously sold by the Buyer.

(e) Provided that a Suspension is not then in effect, the Buyer may sell Shares under the Registration Statement, provided that it arranges for delivery of a current Prospectus to the transferee of such Shares. Upon receipt of a request therefor, the Company has agreed to provide, at its own expense, an adequate number of current Prospectuses (including documents incorporated by reference therein) to the Buyer and to supply copies to any other parties requiring such Prospectuses.

(f) In the event of a sale of Shares by the Buyer under the Registration Statement, the Buyer must also deliver to the Company’s transfer agent, with a copy to the Company, a Certificate of Subsequent Sale substantially in the form attached hereto as Exhibit D, so that such Shares may be properly transferred.

8.3. Indemnification. For the purpose of this Section 8.3:

(i) the term “Selling Stockholder” shall include the Buyer and any person controlling such Buyer and the shareholders, officers, directors, employees, agents and affiliates of Buyer;

(ii) the term “Registration Statement” shall include any final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 8.1; and

(iii) the term “untrue statement” shall include (1) any untrue statement or any omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein not misleading and (2) any untrue statement or any omission to state in the Prospectus a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each Selling Stockholder from and against any losses, claims, damages, liabilities or expenses to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) arise out of, or are based upon (i) any untrue statement of a material fact contained in the Registration Statement or Prospectus, (ii) any failure by the Company to fulfill any undertaking included in the Registration Statement, (iii) any breach of any representation, warranty or covenant made by the Company in this Agreement and (iv) any violation by the Company of the Securities Act, the Securities Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Shares pursuant to the Registration Statement, and the Company will promptly reimburse such Selling Stockholder for any reasonable legal or other expenses incurred in investigating, defending or preparing to defend, settling, compromising or paying any such action, proceeding or claim, provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage, liability or expense arises out of, or is based upon, an untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder specifically for use in preparation of the Registration Statement or the failure of such Selling Stockholder to comply with its covenants and agreements contained in Sections 6.2 or 8.2 hereof respecting sale of the Shares or any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Buyer prior to the pertinent sale or sales by the Selling Stockholder. Notwithstanding the foregoing, the Company shall not be liable to any Selling Stockholder for any consequential damages, including lost profits, with respect to losses, claims, damages, liabilities or expenses to which such Selling Stockholder may become subject arising out of, or based upon, any breach of any representation, warranty or covenant made by the Company in this Agreement.

(b) Indemnification by the Seller. The Seller agrees to indemnify and hold harmless each Selling Stockholder and the Company and its shareholders, officers, directors, employees, agents and affiliates (the “Company Indemnitees”) from and against any losses, claims, damages, liabilities or expenses to which such Selling Stockholder, the Company and the Company Indemnitees may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) arise out of, or are based upon any breach of any representation, warranty or covenant made by the Seller in this Agreement or, any violation of the Securities Act, the Securities Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Shares and the Seller will promptly reimburse such parties for any reasonable legal or other expenses incurred in investigating, defending or preparing to defend, settling, compromising or paying any such action, proceeding or claim. Notwithstanding the foregoing, the Seller shall not be liable to any Selling Stockholder, the Company or the Company Indemnitees for any consequential damages, including lost profits, solely with respect to losses, claims, damages, liabilities or expenses to which such Selling Stockholder, the Company or the Company Indemnitees may become subject arising out of, or based upon, any breach of any representation, warranty or covenant made by the Seller in this Agreement.

(c) Indemnification by the Buyer. The Buyer agrees (severally and not jointly with any other Buyer) to indemnify and hold harmless the Seller, the Company and the Company Indemnitees from and against any losses, claims, damages, liabilities or expenses to which the Seller, the Company and the Company Indemnitees may become subject (under the Securities Act or otherwise), to the extent such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) arise out of, or are based upon, (i) any breach of any representation, warranty or covenant made by the Buyer in this Agreement, including, but not limited to, any failure to comply with the covenants and agreements contained in Section 6.2 or 8.2 hereof respecting sale of the Shares, (ii) any untrue statement of a material fact contained in the Registration Statement if such untrue statement was made in reliance upon and in conformity with written information furnished by the Buyer for use in preparation of the Registration Statement or (iii) any violation of the Securities Act, the Securities Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Shares, and the Buyer will reimburse the Seller, the Company or the Company Indemnitees, as the case may be, for any reasonable legal or other expenses incurred in investigating, defending or preparing to defend, settling, compromising or paying any such action, proceeding or claim. Notwithstanding the foregoing, (x) the Buyer’s aggregate liability pursuant to subsections (c)(ii) and (c)(iii) and subsection (e), as applicable, shall be limited to the net amount received by the Buyer from the sale of the Shares and (y) the Buyer shall not be liable to the Company, the Company Indemnitees, or the Seller for any consequential damages, including lost profits, solely with respect to losses, claims, damages, liabilities or expenses to which the Company (or any officer, director or controlling person as set forth above) or Seller may become subject (under the Securities Act or otherwise), arising out of, or based upon, any breach of any representation, warranties or covenant made by the Buyer in this Agreement.

(d) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 8.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 8.3 (except to the extent that such omission materially and adversely affects the indemnifying party’s ability to defend such action) or from any liability otherwise than under this Section 8.3. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided further, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnifying person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

(e) If the indemnification provided for in this Section 8.3 is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company or the Seller on the one hand and the Buyer on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or the Buyer on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Seller, the Company and the Buyer agree that it would not be just and equitable if contribution pursuant to this subsection were determined by pro rata allocation (even if all Buyers were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Seller’s and the Buyer’s obligations in this subsection to contribute are several in proportion to their sales of Shares to which such loss relates and not joint.

(f) The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 8.3, and are fully informed regarding said provisions.

8.4. Rule 144. Until the earlier of (i) the date on which the Company no longer has securities registered pursuant to Section 12 of the Exchange Act, or (ii) the second anniversary of the Closing, the Company agrees with each holder of the Shares to:

(a) comply with the requirements of Rule 144(c) under the Securities Act with respect to current public information about the Company; and

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time it is subject to such reporting requirements).

8.5. Lock-Up. For a period of one hundred twenty (120) days after the Closing Date, the Seller shall not engage in any transaction which is expected to or result in a Disposition of the Company’s shares of Common Stock. Notwithstanding the foregoing, the Seller shall be authorized to grant an aggregate amount of up to 150,000 shares of Common Stock to Non-profit charities.

9. Notices. Except as specifically permitted by Section 8.1(f), all notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, and (iv) if delivered by facsimile, upon electric confirmation of receipt and shall be delivered as addressed as follows:

(a) if to the Seller, to:

Peter C. Morse

100 Four Falls Corporate Center

West Conshohocken, PA 19428

Tel:

Fax:

with a copy to:

Bodman, Longley & Dahling LLP

201 West Big Beaver Road, Suite 500

Troy, Michigan 48084

Attn: Ken Lango, Esq.

Tel: (248) 743-6000

Fax: (248) 743-6002

(b)    if to the Company, to:

Bankrate, Inc.

11811 U.S. Highway One

Suite 101

North Palm Beach, FL 33408

Attn:

Tel:

Fax:

with a copy to:

Gunster, Yoakley & Stewart, P.A.

777 S. Flagler Drive, Suite 500-East

West Palm Beach, FL 33401

Attn: Howard S. Burnston, Esq.

Tel: (561) 650-0709

Fax: (561) 655-5677

(c)    if to the Buyer, at its address on the signature page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

with a copy to:

Attn:
Tel:
Fax:

10. Survival. Subject to Section 7 herein, this Agreement shall terminate at the close of business on the last day of the Registration Period; provided however, that the indemnification obligations set forth in Section 8.3 shall survive for a period that is the greater of (a) two years from the close of business on the last day of the Registration Period, or (b) the applicable statute of limitations period for providing notice of a claim or beginning any action under Section 8.3.

11. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Seller, the Company and the Buyer.

12. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

13. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

14. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Florida, without giving effect to the principles of conflicts of law.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to such subject matter are expressly cancelled.

16. Finder’s Fees. Neither the Seller, the Company nor the Buyer nor any affiliate thereof has incurred any obligation which will result in the obligation of the other party to pay any finder’s fee or commission in connection with this transaction, except for fees payable by the Seller to Adams, Harkness and Hill.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

18. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, heirs and permitted assigns of the Seller, the Company and the Buyer.

19. Expenses. Each of the Seller, the Company and the Buyers shall bear its own expenses in connection with the preparation and negotiation of the Agreement. The Company shall pay all expenses incurred by the Company in complying with Sections 8.1 and 8.2, including without limitation, registration fees, exchange or Nasdaq listing fees, printing expenses, fees and disbursements in connection with the Registration Statement, the Prospectus and any supplements or amendments thereto, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts and selling commissions, if any.